August 27, 2009
VIA EDGAR TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jonathan Wiggins
RE:	Penson Worldwide, Inc. Form 10-K for the Year Ended December 31, 2008 Forms 10-Q for the Periods Ended March 31 and June 30, 2009 Schedule 14A filed April 8, 2009 File No. 001-32878
Dear Mr. Wiggins:
     We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated August 18, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2008, Forms 10-Q for the periods ended March 31 and June 30, 2009 and Schedule 14A filed April 8, 2009, File No. 001-32878. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
Form 10-K for the Year Ended December 31, 2008
Item 3. Legal Proceedings, page 36
1.	We note your disclosure on page 38 that your believe “claims against [you] are without merit.” The statement that these claims are without merit is a legal conclusion that you are not qualified to make. Please confirm that you will omit this type of conclusory statement from future filings.
     In response to the Staff’s comment, we will omit this type of conclusory statement from future filings.
Notes to the Consolidated Financial Statements, page F-8
Note 1. Basis of Presentation, page F-8
2.	We note your disclosure that you do not manage or capture the costs associated with the products or services sold, or general or administrative costs by revenue line. Please tell us, and clarify in future filings, how this disclosure reconciles with your disclosure on page 46 that you record revenue for the clearing operations and technology business separately as well as all expenses associated with each business, and separately record interest income and interest expense, to determine net profitability of these activities before income tax.
     In response to the Staff’s comment, the statement on page F-8 that states “the Company does not manage or capture the costs associated with the products or services sold, or its general and administrative costs by revenue line” is accurate. The statement on page 46 that states; “Management records revenue for the clearing operations and technology business separately as well as all expenses associated with each business to determine net profitability before income taxes” was not intended to imply that expenses were recorded separately for each revenue line. The Company’s costs are often related to multiple revenue lines. In future filings the statement on page 46 under the heading “Profitability of services provided” will be modified to more clearly describe how the Company evaluates profitability.
Note 2. Summary of Significant Accounting Policies, page F-12
3.	We note that your allowance for doubtful accounts was $8.2 million and $6.5 million at December 31, 2008 and 2007, respectively. In future filings please include the schedule of valuation and qualifying accounts prescribed by Rule 12-09 of Regulation S-X, or tell us how you determined you were not required to file this schedule.
     In response to the Staff’s comment, the Company has not included the schedule of valuation and qualifying accounts prescribed by Rule 12-09 of Regulation S-X as in the opinion of management the allowance for doubtful accounts and the changes in the allowance over the applicable periods is not material to the consolidated financial statements. From 2006 through 2008 the allowance for doubtful accounts was $7.2 million in 2006, $6.5 million in 2007 and $8.2 million in 2008. During this time frame the reserve ranged from .5% to 1.2% of receivables from customers. If future events result in material changes to the allowance for doubtful accounts the Company will include the schedule of valuation and qualifying accounts in those filings.
Note 22. Segment Information, page F-31
4.	We note in your disclosure that the company is organized into operating segments based on products and services and geographic regions, and that these operating segments have been aggregated into three reportable segments; United States, Canada and Other. Please tell us how you determined that the operating segments based on products and services met the aggregation criteria in paragraph 17 of SFAS No. 131.
     In response to the Staff’s comment, the Company evaluated the criteria in paragraph 10 of SFAS No. 131 to determine its operating segments. The result of this analysis led us to the conclusion that we have segments in the United States, Canada, the United Kingdom and Asia. As the operating segments in the United Kingdom and Asia did not meet any of the quantitative thresholds in paragraph 18 to separately report the applicable information these operating segments were combined in the “Other” category.
     The operating segments in the United States were aggregated based on the criteria in paragraph 17. Management believes the aggregation criteria have been met as each operating segment has similar economic characteristics because operating results are affected by trading volumes and interest rates. Further, each operating segment provides similar products and services including clearing, execution routing, internet account portfolio information services, holding and safeguarding securities and cash deposits, securities lending and borrowing, and technology and data products such as direct access trading applications, browser-based trading interfaces, back-office order management systems, market data feeds, historical data, and execution technology services. The nature of the production process is similar as each of these products and services are utilized during the execution and clearing process. Each operating segment has the same type of customers that include online, direct access and traditional brokers, large banks, institutional brokers, financial technology companies and securities exchanges. The methods used to distribute products or provide services are similar across all of the operating segments. Additionally the regulatory environment is similar for the regulated operating segments.
     The disclosures in the footnotes to our financial statements since our Form 10-Q for the period ended March 31, 2009, have disclosed that the Company is organized into operating segments based on geographic regions.

Form 10-Q for the Periods Ended March 31 and June 30, 2009
Exhibits 31.1 and 31.2
5.	We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. Please amend your Forms 10-Q for both periods to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K. Please note that you may file abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications. In addition, please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.
     In response to the Staff’s comment, we filed the applicable amendments for our Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 on August 19, 2009. We confirm that in future filings we will file certifications in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.
Schedule 14A filed April 8, 2009
Methodology for Setting Compensation, page 12
6.	We note your disclosure on page 13 that an officer may choose the vesting term for a restricted stock grant and that the officer will receive a premium based on the length of time chosen. In future filings, please disclose the percentage an officer will receive based on the time period selected. Please tell us how you intend to comply.
     In response to the Staff’s comment, in future filings we will disclose the premium percentage applicable to the selected vesting term for each equity grant.
7.	Please refer to Release 33-8732A, Section II.B.I. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note your disclosure on page 15 that you awarded “25,000 shares, 62,500 shares, and 37,500 shares to [your] chairman, chief executive officer and president” and that you awarded 33,000 shares to your chief financial officer and general counsel. Please see Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.
     In response to the Staff’s comment, in future filings we will discuss with more precision the determinations made by our Compensation Committee with respect to different compensation levels among our executive officers in compliance with Release 33-8732A, Section II.B.I.
Elements of Compensation, page 13
8.	In future filings, for each executive officer, please disclose the individual performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Please tell us how you intend to comply. Refer to Item 402(b)(2)(vii) of Regulation S-K.
     In response to the Staff’s comment, in future filings we will disclose the individual performance goals for each named executive officer and how the Company’s performance compared to those goals in compliance with Item 402(b)(2)(vii) of Regulation S-K.

Cash Bonus, page 13
9.	Please explain how the initial target annual cash bonuses were determined. Please refer to Item 402(b)(1)(v) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.
     We refer the Staff to page 12 of the Company’s Schedule 14A, filed on April 8, 2009, which notes that target compensation levels for our executive officers were established by the Compensation Committee in consultation with an independent compensation consultant and the Company’s chief executive officer, subject to the limitations of employment agreements in place with certain of our executive officers. We further refer the Staff to page 14, which notes that our compensation committee sets each named executive officer’s annual target bonus as a percentage of salary based upon the median of the competitive benchmark data for each position. In response to the Staff’s comment, the Company will continue to comply with Item 402(b)(1)(v) of Regulation S-K in future filings.
Equity Awards, page 14
10.	In future filings, please disclose the equity target that impacts the equity stock grants that have vested. Please tell us how you intend to comply.
     In response to the Staff’s comment, in future filings we will disclose the financial targets established by our Compensation Committee that determine whether or not equity stock grants made to our executive officers will vest.
In connection with the above responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments in connection with this response please call me at 214-765-1533.

Sincerely, Penson Worldwide, Inc.
By:	/s/ Kevin W. McAleer
	Name:	Kevin W. McAleer
	Title:	Executive Vice President & Chief Financial Officer